                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934


                         (Amendment No. __________)*



                                 Farah, Inc.
- --------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
- --------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  307387100
- --------------------------------------------------------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP NO. 307387100
- --------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. Identification No. of above person

       COLUMBIA FUNDS MANAGEMENT COMPANY
- --------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)    [   ]
                                                    (b)    [   ]
- --------------------------------------------------------------------------
3.     SEC USE ONLY

- --------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       OREGON
- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
       5.    SOLE VOTING POWER

       -------------------------------------------------------------------
       6.    SHARED VOTING POWER

       -------------------------------------------------------------------
       7.    SOLE DISPOSITIVE POWER

       -------------------------------------------------------------------
       8.    SHARED DISPOSITIVE POWER

             500,000
- --------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       500,000      Columbia Funds Management Company disclaims
                    beneficial ownership of these shares.
- --------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES

- --------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.27
- --------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

       IA
- --------------------------------------------------------------------------

Item 1(a).          Name of Issuer
- ---------           --------------
                    Farah, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices
- ---------           -----------------------------------------------
                    8889 Gateway West
                    El Paso, TX  79925

Item 2(a).          Names of Persons Filing
- ---------           -----------------------
                    This Schedule 13G is filed on behalf of Columbia Funds Management Company (CFMC).

Item 2(b).          Address of Principal Business Office, or if
- ---------           none, Residence
                    -------------------------------------------
                    1300 SW Sixth Avenue
                    PO Box 1350
                    Portland, OR 97207

Item 2(c).          Citizenship
- ---------           -----------
                    CFMC is a corporation incorporated under the laws of Oregon.

Item 2(d).          Title of Class of Securities
- ---------           ----------------------------
                    Common Stock, $4.00 par value

Item 2(e).          CUSIP NUMBER
- ---------           ------------
                    307387100

Item 3.             Type of Reporting Person
- ------              ------------------------
                    (a)   [  ]   Broker or Dealer registered under
                                 Section 15 of the Act

                    (b)   [  ]   Bank as defined in section 3(a)(6) of
                                 the Act

                    (c)   [  ]   Insurance Company as defined in
                                 section 3(a)(19) of the Act

                    (d)   [  ]   Investment Company registered under
                                 section 8 of the Investment Company
                                 Act

                    (e)   [XX]   Investment Adviser Registered under
                                 section 203 of the Investment Advisers
                                 Act of 1940

                    (f)   [  ]   Employee Benefit Plan, Pension Fund
                                 which is subject to the provisions of
                                 the Employee Retirement Income
                                 Security Act of 1974 or Endowment
                                 Fund; see Section 240.13d-
                                 1(b)(1)(ii)(F)

                    (g)   [  ]   Parent Holding Company, in accordance
                                 with Section 240.13d-1(b)(ii)(G)
                                 (NOTE:  See Item 7)

                    (h)   [  ]   Group, in accordance with Section
                                 240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership:
- ------       ---------
             CFMC is the investment adviser to Columbia Special
             Fund, Inc. (CSF), an investment company registered under the Investment Company Act of 1940.

             As a result of the relationships described above, CFMC may be deemed, under regulations of the Securities and Exchange Commission, to be the beneficial owner of 500,000 shares, or 6.27%, of the Issuer's Common Stock as of December 31, 1993, as described in more detail in the table below.

 Number of    Approx.                                    Dispositive
  Shares      Percent    Record Holder    Voting Power      Power
- ----------    -------    -------------    ------------   -----------

500,000       6.27       CSF              CSF            CSF and CFMC


Item 5.      Ownership of Five Percent or Less of a Class
- ------       --------------------------------------------
             INAPPLICABLE

Item 6.      Ownership of More than Five Percent on Behalf of
- ------       Another Person
             ------------------------------------------------
             See Item 4.

Item 7.      Identification and Classification of the Subsidiary
- ------       Which Acquired the Security Being Reported on By the
             Parent Holding Company
             ----------------------------------------------------
             INAPPLICABLE

Item 8.      Identification and Classification of Members of the
- ------       Group
             ---------------------------------------------------
             INAPPLICABLE

Item 9.      Notice of Dissolution of Group
- ------       ------------------------------
             INAPPLICABLE

Item 10.     Certification
- -------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 1994

                                 COLUMBIA FUNDS MANAGEMENT COMPANY

                                 By: GEORGE L. HANSETH
                                     -------------------------------------
                                     George L. Hanseth, Vice President